AGI
LABORATORY
Greater Than Human Intelligence

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About

The next great leap in civilization is Collective Intelligence—in e-governance and voting.

Our most important project is "Uplift" a collective intelligence research project, in part with the goal of Uplifting humanity through **collective** intelligence, and showcasing next-generation voting systems and methods for groups to work together in an organization and political governance.

Invest in AGI Laboratory at Wefunder.	Wefunder Discloser

> *"For 130,000 years, our capacity to reason has remained unchanged. The combined intellect of the neuroscientists, mathematicians and… hackers… […] pales in comparison to the most basic A.I. Once online, a sentient machine will quickly overcome the limits of biology. And in a short time, its analytic power will become greater than the collective intelligence of every person born in the history of the world. So imagine such an entity with a full range of human emotion. Even self-awareness. Some scientists refer to this as "the Singularity."" -Transcendence [movie], 2014*

Our two most recent and important papers:

> *"Theoretical and hypothetical pathways to real-time neuromorphic AGI/post-AGI ecosystems" Published through Procedia Computer Science*

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RECENT COMMENTS

AGI Laboratory Committed to Open-Source | transhumanity.net on Published or Released Research

(White Paper) Collective Superintelligence Systems: Augmenting Human Intelligence and Moving Beyond Narrow Artificial Intelligence – Building a better humanity on Published or Released Research

Patrons of an Uplifted Future – Building a better humanity on Published or Released Research

Collective Superintelligence Systems, in a Nutshell – Building a better humanity on Published or Released Research

Confronting the Fear of AGI | transhumanity.net on Published or Released Research

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